Mail Stop 3561

January 13, 2006

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
1175 Walt Whitman Road
Melville, NY 11747

> **Re: Synergy Brands Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Filed April 18, 2005**
> **File No. 0-19409**

Dear Mr. Faibish:

　　We have reviewed your response dated December 23, 2005 to our comment letter dated December 12, 2005 and have the following additional comment.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-13
Note B-Summary of Significant Accounting Policies, page F-13
11. Intangible Assets and Goodwill, page F-17

1.   We note your response to comment 3 in our letter dated December 12, 2005. Your response does not include the requested analysis of the factors that support a six year extension to the useful life of the Proset customer list. We reiterate our request that you provide us with a response that discusses all of the relevant factors in your consideration including, but not limited to:

- Existing contractual provisions, if any;

- How the life estimate is affected by the established customer turnover rate and your forecasted customer turnover rate;

- Any relative costs or penalties to the customer for terminating the relationship; and

- Economic effects such as obsolescence, competition and demand.

Tell us how many customers were originally acquired and how many of the same customers were retained and active as of the date of the evaluation.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian V. McAllister at (202) 551-3341 or, Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief